SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 15, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President and Chief Financial Officer
ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 15, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Changes Effective as of January 1, 2015

Corporate Senior Vice President Global Transportation Services Headquarters	-newly assigned-	Kiyoshi Fushitani

Corporate Senior Vice President

Deputy Head of Domestic Sales Headquarters: Head of OQL Business, Regional Business and Administration Center

Responsible for IT Planning Office

President, ORIX Business Center Okinawa Corporation

	Executive Officer Domestic Sales Headquarters: Head of OQL Business, Regional Business and Administration Center Responsible for IT Planning Office President, ORIX Business Center Okinawa Corporation	Satoru Katahira

Group Senior Vice President Vice Chairman, ORIX Real Estate Corporation (Responsible for Special Assignments)	Vice Chairman, ORIX Real Estate Corporation (Responsible for Special Assignments)	Tetsuo Matsumoto

•	Organizational Reform (as of January 1, 2015)

Global Business and Alternative Investment Headquarters will be realigned into Global Business and Alternative Investment Headquarters and Global Transportation Services Headquarters.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2013 – March 31, 2014.”